UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 07, 2021

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

FOR IMMEDIATES:

 Final Result of Tender Offer to Noteholders dated 07/01/2021

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: January 07, 2021

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

NOT FOR DISTRIBUTION IN OR INTO ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT

JANUARY 7, 2021

BARCLAYS BANK PLC ANNOUNCES THE EXPIRATION OF ITS INVITATION TO PURCHASE NOTES FOR CASH

Barclays Bank PLC (the "Issuer") announces today the expiration of its previously announced invitation to holders (the "Noteholders") of its 7.625% Contingent Capital Notes due November 2022 (the "Notes") to tender the Notes up to an aggregate principal amount of US$1,500,000,000 (the "Maximum Principal Amount") for purchase by the Issuer for cash (the "Offer").

The Offer was made on the terms and subject to the conditions and restrictions set out in the tender offer memorandum dated December 7, 2020 (the "Tender Offer Memorandum") and in the press release on December 21, 2020 on the early results of the Offer. Capitalized terms used in this announcement and not otherwise defined have the meanings given to them in the Tender Offer Memorandum.

The Issuer hereby announces that the Offer expired at 11:59 p.m., New York City time, on January 6, 2021 (the "Expiration Deadline").

An aggregate principal amount of US$1,500,000,000 of the Notes, after pro ration and rounding, was accepted from Noteholders who validly tendered and did not validly withdraw their Notes pursuant to the Offer by 5:00pm, New York City time, on December 18, 2020 (the "Early Tender Date") (the "Accepted Notes"). The total cash payment to purchase the Accepted Notes of U.S.$1,697,348,956.98, including the Total Consideration and the Accrued Interest Payment, was paid to applicable Noteholders on December 22, 2020.

As previously announced by the Issuer on December 21, 2020, the Maximum Principal Amount was exceeded as at the Early Tender Date and, accordingly, the Issuer has not accepted any Notes validly tendered after the Early Tender Date. No Notes were validly tendered after the Early Tender Date.

For Further Information

A complete description of the terms and conditions of the Offer is set out in the Tender Offer Memorandum and in the press release on December 21, 2020 on the early results of the Offer. Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019
United States
Telephone: +1 (212) 528-7581
US Toll Free Number: +1 (800) 438-3242
Attention: Liability Management Group
Email: us.lm@barclays.com

The Tender Agent

Global Bondholder Services Corporation
65 Broadway - Suite 404
New York, New York 10006
United States
Telephone: +1 (212) 430-3774
U.S. Toll Free Number: +1 (866) 470-4300
Fax: +1 (212) 430-3775
Attention: Corporation Actions
Email:  contact@gbsc-usa.com

A copy of the Tender Offer Memorandum is available to eligible persons upon request from the Tender Agent and at https://www.gbsc-usa.com/barclays/.

* * *

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement.

The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Issuer, the Dealer Manager and the Tender Agent to inform themselves about and to observe any such restrictions.